UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly-Held Company

Corporate Taxpayers’ ID (CNPJ/MF) nº 02.429.144/0001-93

Corporate Registry ID (NIRE) 35.300.186.133

MATERIAL FACT

CPFL ENERGIA S.A. ("Company") is hereby informing the Brazilian Securities and Exchange Commission ("CVM"), the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros ("BM&FBovespa") and the market in general that, pursuant to the terms of the resolution taken by the shareholders at the Company’s Extraordinary Shareholders Meeting (“ESM”) held on April 28, 2011, which included a proposal for a reverse split of the Company’s common shares in the proportion of 10 (ten) to 1 (one), with the simultaneous split of each common share after the reverse split in the proportion of 1 (one) to 20 (twenty), it is hereby established a term of 60 (sixty) days as of April 29, 2011, to allow the shareholders, at their free and exclusive discretion, to adjust their respective positions in multiple lots of 10 (ten) common shares by trading on the BM&FBovespa S.A. through a Broker of their own choice. The deadline ends as of the normal closing of the stock market trading session (i.e. excluding after market trades) on June 28, 2011, pursuant to the operational rules of the BM&FBovespa.

Share fractions. On the final day of the aforementioned deadline, any eventual share fractions shall be identified, separated and grouped into whole numbers to be sold as soon as possible during an auction to be held at the BM&FBovespa. The Company shall inform the shareholders at the opportune moment regarding the date the auction will be held.

The net amounts resulting from this auction shall be placed at the disposal of entitled shareholders, as follows:

(i) For shareholders with updated records and a checking account identified at a financial institution for receipt of income, the amounts owed will be deposited into the current account;

(ii) The value corresponding to the shares deposited with the Central Depository of Assets at the BM&FBovespa will be credited directly, and the Central Depository of the BM&FBovespa shall be responsible for transferring it to the respective shareholders through their Custodial Agents; and

(iii) For registered shareholders who have not identified a current account at a financial institution for receipt of income, who have not updated their registration or whose shares are blocked, the amount shall be retained by the Company. For the release of this amount on their behalf, the shareholder must appear at a branch of Banco do Brasil of his choosing, in possession of documents proving ownership and/or release of the shares, as appropriate.

Stock split. After the expiration of the aforementioned deadline, the Company’s shares shall be split in the proportion of 1 (one) to 20 (twenty) shares, which will be attributed and registered to the shareholders on July 6, 2011.

Information to owners of the Company’s ADRs. With the objective of (i) adjusting the price of the Company's ADRs traded on the NYSE, allowing access of new investors to the stock; and (ii) fostering greater liquidity of the Company's ADRs by reducing their individual value; the Board of Directors of the Company approved on February 23, 2011 the change of the exchange ratio of the ADRs from the proportion of 1 (one) ADR for 3 (three) common shares to the proportion of 1 (one) ADR for 2 (two) common shares.

In view of the approval by the ESM held on April 28, 2011, the operation for the change of the ratio of the exchange of the ADRs will take place immediately after the stock split of the Company’s common shares on July 6, 2011.

The implementation of the operations shall be based on the positions of the owners of the ADRs on July 5, 2011 (“Record Date”), resulting in the issue of 2 (two) additional ADRs for each 1 (one) existing ADR on the Record Date.

São Paulo, April 28, 2011.

CPFL ENERGIA S.A.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.